SECURITIES AND EXCHANGE COMMISSION

                         Washington, D.C. 20549


                               FORM U-6B-2

                       Certificate of Notification


Certificate is filed by:  North Atlantic Energy Corporation


     This certificate is notice that the above-named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

1.   Type of the security or securities:

     (a) Notes issued pursuant to a Term Credit Agreement.

     (b) Multicurrency-Cross Border ISDA Master Agreements ("Swaps") to manage variable interest rate of Notes.

2.   Issue, renewal or guaranty:

     (a) and (b) Issue

3.   Principal amount of each security:

     (a) and (b) $225,000,000 aggregate principal amount

4.   Rate of interest per annum of each security:

     (a) Notes - variable, depending upon borrowing option and interest period chosen from time to time.

     (b) Swap Agreements - effective fixed rate of 7.051 percent (assuming no change in Public Service Company of New Hampshire's First Mortgage Bonds' credit rating).

5.   Date of issue, renewal or guaranty of each security:

     (a) and (b) Issued/funded as of December 11, 1995.

6.   If renewal of security, give date of original issue:

     (a) and (b) Not applicable

7.   Date of maturity of each security:

     (a) and (b) November 9, 2000.







8. Name of the person to whom each security was issued, renewed or guaranteed:

     (a) Notes:

          Bank                                Amount
     ---------------------------------------------------
     The First National Bank of Chicago      $42,500,000
     Barclays Bank PLC                       $42,500,000
     The First National Bank of Boston       $42,500,000
     Union Bank                              $42,500,000
     Fleet Bank, N.A.                        $42,500,000
     Credit Lyonnais, New York Branch        $20,000,000
     LTCB Trust Company                      $15,000,000

     (b) Swaps:

          Bank                                Amount
     ---------------------------------------------------
     Barclays Bank PLC                       $75,000,000
     The First National Bank of Chicago      $70,000,000
     Credit Lyonnais, New York Branch        $50,000,000
     Fleet Bank, N.A.                        $30,000,000

9.   Collateral given with each security, if any:

     (a) and (b) Not applicable

10.  Consideration received for each security:

     (a) Notes - principal amount of each Note (See Item 8 above).

     (b) Swaps - none - exchange of interest payment commitments.

11.  Application of proceeds of each security:

     (a) To prepay the Company's outstanding 15.23% Notes due July 2000, plus premium and interest.

     (b) Not applicable

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of:


     a.   the provisions contained in the first sentence of
          Section 6(b):

     (a) and (b) Not applicable

     b.   the provisions contained in the fourth sentence of
          Section 6(b):

     (a) and (b) Not applicable

     c. the provisions contained in any rule of the Commission other than Rule U-48:
                         X


13.  If the security or securities were exempt from the provisions of
     Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other than outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount and par value of the other securities of such company then outstanding. (Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for purposes of the exemption from Section 6(a) of the Act granted by the first sentence of Section 6(b).)

     (a) and (b) Not applicable

14.  If the security or securities are exempt from the provisions of
     Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued:

     (a) and (b) Not applicable

15.  If the security or securities are exempt from the provisions of
     Section 6(a) because of any rule of the Commission other than Rule U-48, designate the rule under which exemption is claimed:

     (a) and (b) Rule 52


                        NORTH ATLANTIC ENERGY CORPORATION

                                 By   /s/Jane P. Seidl
                                      Senior Counsel
                                      Northeast Utilities Service Company
                                      Its Attorney

Date: December 21, 1995